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                                MAARTEN REIDEL


November 12, 1999


ICHOR Corporation
Suite 1250, 400 Burrard Street
Vancouver,  British Columbia
V6C 3A6

Attention:  President
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Facsimile No. (604) 683 3205

Dear Sirs:

Re:  Vendors' Option
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In consideration of the sum of One ($1.00) Dollar and other good and valuable consideration, the receipt of which is hereby acknowledged, I hereby surrender my Vendor's Option as set out in paragraph 9 of the Majority Purchase Agreement dated July 26, 1999 to reaquire the shares of the common stock of Nazca Holdings Ltd. (the "Corporation") that I transferred to Ichor Corporation
(the "Shares") pursuant to the Majority Purchase Agreement. I confirm that paragraph 9 of the Majority Purchase Agreement will have no further force or effect with respect to the Shares but that the remaining terms of the Majority Purchase Agreement shall remain in full force and effect.

Yours truly,

MAARTEN REIDEL

/s/ Maarten Reidel